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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

On March 5, 2002, HP issued the following press release.



                    [LETTERHEAD OF HEWLETT-PACKARD COMPANY]

                                                                [HP INVENT LOGO]

Editorial Contacts:

Judy Radlinsky, HP
+1 650 857 5034
judy_radlinsky@hp.com

Rebeca Robboy, HP
+1 650 857 2064
rebeca_robboy@hp.com


                          ISS RECOMMENDS HP AND COMPAQ
                           SHAREOWNERS VOTE FOR MERGER

PALO ALTO, Calif., March 5, 2002 -- Hewlett-Packard Company (NYSE:HWP) today released the following comment on the recommendation by Institutional Shareholder Services Inc. (ISS) -- the nation's leading independent proxy advisory firm -- that shareowners of HP and Compaq Computer Corporation (NYSE:CPQ) should vote for the merger of the two companies.

"We are pleased that ISS -- a truly independent expert -- recognized the strategic and economic logic of this combination as well as the thoroughness of the evaluation process undertaken by the directors of both HP and Compaq," said Carly Fiorina, HP chairman and chief executive officer. "ISS' conclusions confirm our long-held conviction that the merger offers the best value to HP shareowners.

"The ISS recommendation is an important milestone as momentum for the merger continues to build. With the support of our shareowners at the March 19 special meeting, the merger could be completed within a matter of weeks. Every vote is important, and we urge HP shareowners to cast their votes today."

During ISS' announcement of today's recommendation, ISS Vice President Patrick McGurn said, "We believe the Compaq merger provides an excellent means of maximizing shareholder value." Shortly thereafter, McGurn noted, "We really believe this is a deal that's going to work... we think this is a winner."



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ISS' report concluded that management offers a reasonable prediction about what the future may hold: "Based on our assessment of the strategic and financial prospects of the combined company and our analysis of the integration plan and other procedural aspects for the merger, we recommend that shareowners vote for the HP-Compaq combination.

"HP and Compaq also appear to have done pioneering work in thinking about and planning `cultural integration' of the two companies. It appears that management has done everything it can to maximize the chance that integration will be a success... It is hard to remain unimpressed in the face of such enthusiastic attention paid to the integration effort. Half a million man-hours of work have thus far been devoted to integration planning, which surely makes the HP-Compaq one of the most exhaustively planned combinations ever... Indeed even Mr. Platt and his colleagues at the Packard Foundation admitted that management's integration plan is `good' and better than anything they've seen."

ISS concluded that management offers a reasonable prediction about what the future may hold. "Specifically, we believe that: 1) the cost synergies projected by management are achievable (we are joined in this view by most analysts and even opponents of the merger); and 2) management's revenue projections are reasonable," the report said.

ISS urged HP shareowners to vote FOR the HP-Compaq merger on HP's white proxy card and to "discard" the opposition's green proxy card.

ISS is widely recognized as the nation's leading independent proxy advisory firm. Its analyses and recommendations are relied upon by hundreds of major institutional investment firms, mutual funds and fiduciaries throughout the United States.

The special meeting of HP shareowners to vote for the merger of HP with Compaq will be held on March 19. The special meeting of Compaq shareowners to vote on the merger will be held on March 20.

HP urges shareowners to sign, date and return the white proxy card voting FOR the Compaq merger proposal. For more information about how to vote for the merger proposal, shareowners can call Innisfree M&A Inc., toll-free at +1 877 750 5836, or Georgeson Shareholder toll-free at +1 888 921 5724. For more information about the merger, visit www.VotetheHPway.com.

Subject to shareowner and remaining regulatory approvals, the companies expect to close the transaction in early April.

ABOUT HP

Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to all. HP had total revenue of $45.2 billion in its 2001 fiscal year. Information about HP and its products can be found on the World Wide Web at http://www.hp.com.

                                     # # #

Permission to use quotes neither sought nor received.

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This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of profitability, earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.